UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2012

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________________ to _________________

Commission file number 0-5151

A)	Full title of the plan and the address of the plan, if different from that of issuer named below:

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan

B)	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flexsteel Industries, Inc., 385 Bell Street, Dubuque, IA 52001

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan
(Name of Plan)

Date: June 28, 2013	/s/ Timothy E. Hall
Timothy E. Hall
Senior Vice President-Finance, Chief Financial Officer, Treasurer and Secretary

FLEXSTEEL INDUSTRIES, INC.
SALARIED EMPLOYEES RETIREMENT AND 401(k) PLAN

TABLE OF CONTENTS

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT

23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan
Dubuque, Iowa

We have audited the accompanying statements of net assets available for benefits of Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 28, 2013

FLEXSTEEL INDUSTRIES, INC.
SALARIED EMPLOYEES RETIREMENT AND 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS — Investments at fair value:
Flexsteel Industries, Inc. common stock	$1,429,829	$1,461,860
Mutual funds	6,335,723	4,694,701
Common/collective investment trust	17,221,480	15,458,066
Guaranteed investment contract	1,100	1,430
Pooled separate accounts	41,026,919	36,467,026

Total investments	66,015,051	58,083,083

EMPLOYER CONTRIBUTIONS RECEIVABLE	82,012	76,836

EMPLOYEE CONTRIBUTIONS RECEIVABLE	39,755	1,667

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	66,136,818	58,161,586

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	(395,479)	(351,254)

NET ASSETS AVAILABLE FOR BENEFITS	$65,741,339	$57,810,332

See notes to financial statements.

FLEXSTEEL INDUSTRIES, INC.
SALARIED EMPLOYEES RETIREMENT AND 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CHANGES IN NET ASSETS ATTRIBUTABLE TO:
Employee contributions	$1,938,417	$1,726,155
Employer contributions	1,253,561	1,144,337
Dividend and interest income	146,086	47,477
Net appreciation (depreciation) in fair value of assets (Note 3)	6,917,640	(498,993)
Transfers (to) from other plans (Note 1)	(29,993)	12,557

Total additions	10,225,711	2,431,533

DISTRIBUTIONS	(2,293,320)	(2,077,535)

ADMINISTRATIVE EXPENSES	(1,384)	(1,649)

NET INCREASE	7,931,007	352,349

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	57,810,332	57,457,983

End of year	$65,741,339	$57,810,332

See notes to the financial statements.

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES
RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.	DESCRIPTION OF THE PLAN

The following description of the Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all salaried employees of Flexsteel Industries, Inc. (the “Company”) who have reached the age of 21 and have completed one year of service. Participation is voluntary. The Plan administrator controls and manages the operation and administration of the Plan. Assets of the Plan are held by Principal Life Insurance Company and American Trust & Savings Bank of Dubuque, Iowa (collectively, referred to as the “Custodians”). American Trust & Savings Bank holds the Flexsteel Industries, Inc. common stock fund only. A committee appointed by the Board of Directors of the Company administers the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Transfers — During the years ended December 31, 2012 and 2011, the Plan recorded transfers to and from other of the Company’s benefit plans totaling $29,993 and $12,557, respectively, related to certain employee job classification changes.

Contributions and Vesting — The Plan allows eligible employees to elect to have from 1% to 50% (sales personnel are subject to a 6% maximum) of their basic pretax pay contributed to the Plan. Employee contributions are by law subject to a maximum of $17,000 in calendar year 2012 and $16,500 in calendar year 2011, respectively. The Company contributes a matching amount equal to 25% of the first 4% of pay the employee contributes. Participant contributions and Company matching contributions are 100% vested. In addition, the Company contributes 4% of pay up to the social security limit and 6% of pay in excess of this limit on a monthly basis. The Company, at its option, may also contribute additional amounts to be allocated among all participants based on the participants’ pay. There were no discretionary contributions made during the years ended December 31, 2012 and 2011. The Company’s additional contributions and the discretionary contributions vest over six years (20% after two years, 40% after three years, 60% after four years, 80% after five years, and 100% after six years). Employees age 50 or older, or turning 50 during the Plan year, may make additional pre-tax (catch-up) contributions in excess of the Plan limit or statutory limit (not to exceed $5,500 in 2012). Forfeited balances of terminated participants may first be applied to pay expenses, which would otherwise be paid by the Company. Forfeitures not used to pay expenses shall be applied to reduce future company contributions. In 2012 and 2011, forfeitures totaled $15,075 and $9,600, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Company’s contribution and allocations of Plan earnings and is charged with an allocation of Plan losses and administrative expenses. Allocations are based on compensation, participant investment elections, and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Plan prohibits loans.

Investments — Plan participants direct their contributions to any of the 23 investment accounts available. Two investments remain in the Plan in which participants cannot currently invest. Prior to 2010, the Plan discontinued the option to invest in Flexsteel Industries, Inc. common stock and the guaranteed investment contract. The investment option in the guaranteed investment contract is not benefit responsive because participants may not be able to transact at contract value for transactions, such as investment transfers, early withdrawals, or termination. The guaranteed investment contract is presented at fair market value of $1,100 and $1,430 as of December 31, 2012 and 2011, respectively. The contract value of the guaranteed investment contract was $1,100 and $1,430 as of December 31, 2012 and 2011, respectively. Participants will not pay a surrender charge for distributions to participants and qualified domestic relations orders (during 60-day window following event), beneficiaries (during 120-day window), due to normal retirement (during 60-day window after normal retirement date and a second 60-day window after actual physical retirement), or minimum distributions. Participants will not pay a surrender charge when the U.S. Treasury Rate is equal to or less than the guaranteed rate being credited. Participants will pay a surrender charge when the U.S. Treasury Rate is higher than the guaranteed rate being credited.

Payment of Benefits — Distributions of benefits are paid upon retirement, death, disability, and in certain hardship cases. Distributions, in certain cases, may also occur on termination of the Plan or disposition of substantially all of the Company’s assets to another entity. Otherwise, benefits will be distributed on the date the participant attains age 65, the date the participant reaches age 55 and the 10th anniversary of the participant’s entry date or age 62 (the participant must cease employment to receive this benefit), the date of participant’s disability (the participant must cease employment to receive this benefit), or the date of participant’s termination of employment or death. If a participant’s vested account balance has never exceeded $1,000, the entire vested account balance shall be payable as a single lump sum upon retirement, death, or termination. For participants whose vested account balance exceeds $1,000, benefits are paid in an automatic form unless the participant or their beneficiary has selected an optional form.

Automatic Forms — The automatic form of retirement benefits shall be in the form of an immediate survivorship life annuity with installment refund for participants with a spouse or a single life annuity with installment refund for participants without a spouse.

The automatic form of death benefits shall be: (1) a qualified preretirement survivor annuity for participants who have a spouse to whom they have been continuously married throughout the one-year period ending on the date of their death or (2) a single-sum payment to the participant’s beneficiary for participants who do not have a spouse who is entitled to the qualified preretirement survivor annuity.

Optional Forms — The optional forms of death benefits are a single-sum payment and any annuity that is an optional form of retirement benefit. However, the full flexibility option shall not be available if the beneficiary is not the spouse of the deceased participant.

The optional forms of retirement benefits shall be: (1) straight life annuity; (2) single life annuities with certain periods of 5, 10, or 15 years; (3) single life annuity with installment refund; (4) survivorship life annuities with installment refund and survivorship percentages of 50%, 66 2/3%, 75% or 100%; (5) fixed period annuities; (6) a series of installments chosen by the participant with a minimum payment each year beginning with age 70 1/2 (full flexibility option); or (7) single-sum payment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that these changes could materially affect the amounts reported in the financial statements.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code (IRC) limits. As of December 31, 2012 and 2011, there were no excess contributions payable.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value, except for fully benefit-responsive contracts, which are presented in the financial statements at contract value. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. The fair values of the pooled separate accounts are valued based on the quoted market prices of the underlying investments. The fully benefit-responsive common/collective investment trust funds are stated at fair value as determined by the issuer of the common collective investment trust funds based on the fair market value of the underlying investments. Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. The fair values of the conventional investment contracts are based on discounting the related cash flows based on current yields of similar instruments with comparable durations. The guaranteed investment contract is not fully benefit responsive and therefore it is stated at fair value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

In accordance with Accounting Standards Codification (ASC) 962-325, Plan Accounting — Defined Contribution Pension Plans — Investments — Other, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by this section of the codification.

Dividends and Interest Income – Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements — Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Fair value measurements establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are defined as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2 — Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices that are observable for the asset or liability

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common Stock — Valued at the closing price reported on the active market on which the individual securities are traded and are classified within level 1 of the valuation hierarchy.

Mutual Funds — These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Pooled Separate Accounts — Valued at the NAV of shares held by the plan at year-end. The NAV of a Pooled Separate Account (PSA) is based on the market value of its underlying investments. The PSA NAV is not a publicly-quoted price in an active market. The determination of where an investment falls in the fair value hierarchy was determined based on the lowest level input that is significant to the fair value measurement in its entirety. The lowest level of input are securities quoted on private markets that are not active, or securities traded on active markets. The pooled separate accounts are classified within level 2 of the valuation hierarchy.

Guaranteed Investment Contract — Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer and are classified within level 2 of the valuation hierarchy.

Common/Collective Investment Trust — This investment is a public investment vehicle valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy, because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The Principal Stable Value Select Fund (the “Fund”) seeks to maintain a stable $1.00 unit value, although there is no guarantee it will be able to do so. The investment strategy of the Principal Stable Value Select Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit responsive plan or participant payment. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. As of December 31, 2012, the contract value of the Fund is $16,826,001. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value are not probable.

The Fund accounts for its investment contracts in accordance with FASB Accounting Standards Codification (ASC) Topic 946, Financial Services — Investment Companies (“ASC Topic 946”). ASC Topic 946 requires that certain investment companies report all investment contracts at fair value. However, ASC Topic 946 allows for fully-benefit responsive contracts, as defined, to be adjusted from fair value to contract value and such adjustments are to be included in the calculation of an investment company’s net asset value. The Plans investment contracts are fully benefit-responsive and accordingly, such investment contracts have been adjusted to contract value in the accompanying financial statements.

The Fund follows the guidance of FASB ASC Topic 820 which:

•

defines fair value as the exchange price that would be received for an asset or paid to transfer a liability, or the exit price, in an orderly transaction between market participants on the measurement date;

•	establishes a three level hierarchy for fair value measurements based upon the observability of the inputs to the valuation of an asset or liability as of the measurement date;
•	requires that the use of observable inputs be maximized and the use of unobservable inputs be minimized; and
•	expands disclosures about instruments measured at fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 and 2011:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Mutual funds	$6,335,723	$—	$—	$6,335,723
Common stock — Flexsteel	1,429,829	—	—	1,429,829
Common/collective investment trust	—	17,221,480	—	17,221,480
Pooled separate accounts	—	41,026,919	—	41,026,919
Guaranteed investment contract	—	1,100	—	1,100

Total investments at fair value	$7,765,552	$58,249,499	$—	$66,015,051

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual funds	$4,694,701	$—	$—	$4,694,701
Common stock — Flexsteel	1,461,860	—	—	1,461,860
Common/collective investment trust	—	15,458,066	—	15,458,066
Pooled separate accounts	—	36,467,026	—	36,467,026
Guaranteed investment contract	—	1,430	—	1,430

Total investments at fair value	$6,156,561	$51,926,522	—	$58,083,083

In accordance with Accounting Standards Update (ASU) No. 2009-12, the Plan discloses the category, fair value, subscription and redemption frequency, for those assets whose fair value is estimated using the NAV per share as of December 31, 2012. The pooled separate accounts and common/collective investment trust are valued using the NAV per share. Their redemption and subscription frequencies are daily. As of December 31, 2012, the funds have no redemption notice periods or unfunded commitments.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2012 and 2011, there were no transfers between levels.

Administrative Expenses — Certain administrative expenses of the Plan, such as contract administration, recordkeeping, and transaction fees, are paid by the Plan. Certain other administrative fees of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan. Administrative expenses charged to the Plan were not significant. Expenses paid by the Company were $57,500 and $70,400 for the years ended December 31, 2012 and 2011, respectively.

Payment of Benefits — Benefit payments to participants are recorded when requested, which is effectively upon distribution.

Accounting Pronouncements — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC Topic 820”). ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. ASU No. 2011-04 was effective for reporting periods beginning after December 15, 2011. The Plan adopted the required provision of ASU No. 2011-04 on January 1, 2012. The adoption of ASU No. 2011-04 did not have a material impact on the Plan’s financial statements.

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets for the years ended December 31, 2012 and 2011, were as follows:

	2012	2011

Principal Stable Value Select Fund**	$17,221,480	$15,458,066
Principal Large Cap Stock Index Fund*	11,192,521	10,972,596
Principal Private Market Bond and Mortgage Account *	6,735,079	5,781,332
Principal Small Cap Stock Index Fund*	4,072,765	—
Principal Small Company Blend Stock Fund*	—	3,784,537
Principal Diversified International Separate Account*	3,806,532	3,337,977
American Funds Growth Fund of America	3,591,099	***
Principal Lifetime 2020 Account*	3,479,122	2,680,787
Principal Lifetime 2010 Account*	3,150,726	2,463,203
Principal Mid Cap Stock Index Fund*	3,123,577	2,876,615

*Denotes party-in-interest

**Denotes party-in-interest. Fund is at fair value. The contract value was $16,826,001 and $15,106,812 at December 31, 2012 and 2011, respectively.

***At December 31, 2011, investment was less then 5% of Plan Net assets.

The net appreciation/(depreciation)in the fair value of investments for the years ended December 31, 2012 and 2011, was as follows:

	2012	2011

Flexsteel Industries, Inc. common stock*	$744,097	$(436,415)
Guaranteed investment contract*	16	270
Mutual funds	705,478	(51,296)
Common/collective investment trust*	215,551	281,358
Pooled separate accounts*	5,252,498	(292,910)

	$6,917,640	$(498,993)

*Denotes party-in-interest

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2012 and 2011, the Plan held 66,659 and 105,626 shares, respectively, of common stock of Flexsteel Industries, Inc., the sponsoring employer. During 2012 and 2011, the Plan recorded dividend income of $51,295 and $35,920, respectively, related to this common stock. American Trust & Savings Bank is the custodian and recordkeeper of the Flexsteel Industries, Inc. common stock fund, as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.

Certain Plan investments are managed by Principal Life Insurance Company or its affiliates. Principal Life Insurance Company is the custodian as defined by the Plan. Fees paid by the Plan for investment management services were $34,025 and $47,897 for the year ended December 31, 2012 and 2011, respectively. These transactions qualify as exempt party-in-interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated December 8, 2011, that the Plan qualifies under the applicable sections of the IRC and, therefore, the related trust is not subject to tax under current tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax qualification. The Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, as a result, no provision for income taxes is believed necessary.

Plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 31, 2012 and 2011, a reconciliation of net assets available for benefits per the financial statements to the Form 5500 is a follows:

	2012	2011

Net assets available for benefits per the financial statements	$65,741,339	$57,810,332
Adjustment from contract value to fair value for fully benefit-responsive investment contract(s)	395,479	351,254

Net assets available for benefits per the Form 5500	$66,136,818	$58,161,586

For the year ended December 31, 2012, the following is a reconciliation of total additions per the financial statements to the Form 5500:

Total additions per the financial statements	$10,225,711
Transfers to other plans	29,993
Adjustment from contract value to fair value for fully benefit-responsive investment contract (prior year)	(351,254)
Adjustment from contract value to fair value for fully benefit-responsive investment contract (current year)	395,479

Total income per Form 5500	$10,299,929

* * * * * *

SUPPLEMENTAL SCHEDULE

FLEXSTEEL INDUSTRIES, INC.
SALARIED EMPLOYEES RETIREMENT AND 401(k) PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

Current Value (4)

COMMON STOCK — Flexsteel Industries, Inc. common stock (1)	$1,429,829
Mutual Funds:
Vanguard Explorer Fund	2,645,854
American Funds Growth Fund of America	3,591,099
Heartland Value Plus Fund	98,770
Principal Life Insurance Company (2):
Guaranteed Investment Contract (interest rate ranges: 0.45%–3.80%)	1,100
Stable Value Select Fund (3)	17,221,480
Pooled Separate Accounts:
Private Market Bond and Mortgage Account	6,735,079
Large Cap Stock Index Fund	11,192,521
Mid Cap Stock Index Fund	3,123,577
Small Cap Stock Index Fund	4,072,765
Equity Income	1,150,030
Diversified International Separate Account	3,806,532
Lifetime Strategic Income Account	735,318
Lifetime 2010 Account	3,150,726
Lifetime 2015 Account	296,472
Lifetime 2020 Account	3,479,122
Lifetime 2025 Account	748,519
Lifetime 2030 Account	1,050,665
Lifetime 2035 Account	268,683
Lifetime 2040 Account	528,821
Lifetime 2045 Account	88,411
Lifetime 2050 Account	424,919
Lifetime 2055 Account	174,759

TOTAL	$66,015,051

(1) Flexsteel Industries, Inc., the Plan Sponsor, is known to be a party-in-interest.

(2) Principal Life Insurance Company, the Custodian, is known to be a party-in-interest.

(3) Stated at fair value.

(4) Cost information is not required for participant-directed investments and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.